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                           ALPINE LIFE INSURANCE COMPANY

                        CERTIFICATE AMENDING AND RESTATING
                            CERTIFICATE OF INCORPORATION
              BY ACTION OF THE BOARD OF DIRECTORS AND SOLE SHAREHOLDER


The name of the corporation is Alpine Life Insurance Company.

1. The Certificate of Incorporation is amended and restated by the following resolution of each of the Board of Directors and the Sole Shareholder of the corporation:

     RESOLVED, that the Certificate of Incorporation is hereby amended and restated to read as follows:

          Section 1.  The name of the corporation is Alpine Life Insurance
          Company.

          Section 2.  The duration of the corporation shall be perpetual.

          Section 3. The corporation shall have the purposes and powers to write any and all forms of insurance which any other corporation now or hereafter chartered in Connecticut and empowered to do an insurance business may now or hereafter may lawfully do; to accept and to cede reinsurance; to issue policies and contracts for any kind or combinations of kinds of insurance; to issue policies or contract either with or without participation in profits; to acquire and hold any or all of the shares or other securities of any insurance corporation or any other kind of corporation; and to engage in any lawful act or activity for which corporations may be formed under the Stock Corporation Act. The corporation is authorized to exercise the powers herein granted in any state, territory or jurisdiction of the United States or in any foreign country.

          Section 4. The capital stock of said corporation shall be two million five hundred thousand dollars ($2,500,000) divided into ten thousand (10,000) shares of common capital stock with a par value of two hundred fifty dollars ($250) each. The corporation shall commence business with a capital and surplus of not less than four million dollars ($4,000,000).

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          Section 5.  The street address of the corporation's principal and registered office in the State of Connecticut is 200 Hopmeadow Street, Simsbury, Connecticut 06089. The corporation's registered agent is Lynda Godkin. The registered agent's business address is 200 Hopmeadow Street, Simsbury, Connecticut 06089 and her residence address is 11 Duncaster Wood Road, Granby, Connecticut 06035.

          Section 6. No shareholder shall, because of his ownership of shares, have a preemptive or other right to purchase, subscribe for, or take any part of any shares or any part of the notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase shares of this corporation issued, optioned, or sold by it after its incorporation.

3. The above resolution was consented to by the Board of Directors and the Sole Shareholder of the Corporation. The number of shares of the Corporation's common capital stock entitled to vote thereon was 10,000 and the vote required for adoption was 6,666 shares. The vote favoring adoption was 10,000 shares, which is the greatest vote required to pass the resolution.

Dated at Simsbury, Connecticut this 28th day of September, 1998

We hereby declare, under penalty of false statement, that the statements made in the foregoing Certificate are true.

                    ALPINE LIFE INSURANCE COMPANY


                    By: /s/ Lynda Godkin
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                        Lynda Godkin, Senior Vice President
                        and Corporate Secretary